UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    July 10, 2017

Sumitomo Mitsui Financial Group, Inc.

Introduction of New Stock Compensation Plans for Executives

Tokyo, July 10, 2017 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Takeshi Kunibe) announced today the introduction of new stock compensation plans, that utilises restricted stock. SMFG’s Compensation Committee, which has discussed and reviewed the compensation practices for executives of SMFG and Sumitomo Mitsui Banking Corporation (“SMBC”, President and CEO: Makoto Takashima), has resolved to revise the SMFG Executive Compensation Policy (“Policy”) and to introduce new Stock Compensation Plans (“Plans”) for directors, executive officers, and corporate auditors (excluding outside directors and outside corporate auditors), etc. (“Executives”) of SMFG and SMBC. The revised Policy is attached as Appendix.

Please refer to the press release “Issuance of New Shares under the Stock Compensation Plans,” published today, for further details on the new share issuance.

1.	Background and Objectives
1)

SMFG has revised the Policy together with the launch of its new Medium-term Management Plan, “SMFG Next Stage” and the group’s organisational revision. The revised Policy stipulates such aims of SMFG’s executive compensation as:

a.

To provide appropriate incentives to pursue our Mission and our medium/long-term vision of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region”,

b.	To reflect the changing business environment and the short-, mid- and long-term performance of the group, and
c.	To account for contributions to shareholder value and customer satisfaction.

2)	The Plans are introduced as part of the revisions made to SMFG’s executive compensation programme to reflect the new Policy. The objectives of the revision are:
a.	To provide more appropriate incentives for the Executives by strengthening linkage with SMFG’s short-, medium- and long-term performance, and
b.	To further align the interests of the Executives with those of shareholders, increase the weight of stock compensation, and enhance the shareholding of the Executives in SMFG.

The revised executive compensation programme will have a higher component of variable compensation and stock compensation. The targeted proportion of the variable component is 40% and that of stock compensation is 25%, if paid at standard levels. The revision is expected to result in fixed compensation composing a portion of total remuneration both by amount and by ratio.

3)

The remuneration to be paid under the Plans will be determined based partly on the progress of the Medium-term Management Plan, performance of SMFG shares, results of customer satisfaction surveys, etc., to reflect longer-term performance and to ensure the alignment of interests with shareholders and customers.

4)

SMFG and SMBC previously utilised stock options for their executive stock compensation plan but will discontinue the issuance of new options and will, instead, allot restricted stocks via the Plans to the Executives to effectively defer part of executive compensation. SMFG and SMBC will also introduce the malus (forfeiture) of restricted stock and the claw-back of vested stock allocated to the Executives under the Plans to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution.

2.	Details of the Stock Compensation Plans
1)	Summary

The Plans consist of Stock Compensation Plan I (“Plan I”), under which the remuneration of the Executives will be determined based on SMFG’s medium-term performance, etc., Stock Compensation Plan II (“Plan II”), will be determined based on SMFG’s annual performance, etc. and Stock Compensation Plan III (“Plan III”), will determined based on corporate title(s), etc. Under the Plans, the Executives will make in-kind contributions of monetary compensation claims provided by SMFG or SMBC, and will in turn receive shares of SMFG common stock, with restrictions on transfer for defined periods.

Plan I (medium-term performance share plan) has an evaluation period of 3 years starting from FY2017, corresponding with the Medium-term Management Plan. The Executives will be initially allotted restricted shares equivalent to the monetary amount determined based on the Executive’s corporate title. After the completion of the evaluation period, the SMFG Compensation Committee will review the progress of the Medium-term Management Plan, performance of SMFG shares, and results of customer satisfaction surveys, etc., to determine the final amount to be released from transfer restrictions. The final amount will range from a minimum of 0% and a maximum of 150% of the standard levels. SMFG will retrieve all or part of the allotted shares at nil cost in the case the final amount falls below the initial amount.

Under Plan II (annual performance share plan), the Executives will be allotted restricted shares equivalent to a certain portion of the monetary amount determined based on the annual performance of SMFG and SMBC as well as on the performance of the Executives reviewed both from short-term and medium-/long-term perspectives. The remainder will be paid to the Executives as a cash bonus. Transfer restrictions will be released evenly over 3 years from the following year of the allotment.

Under Plan III (promotion reward plan), the Executives will be allotted restricted shares equivalent to the pre-determined compensation amounts per title(s), to reflect increased responsibilities derived from promotions. Restrictions shall apply to the shares until the earlier of 30 years from the allotment or when the Executive retires from office.

With the introduction of the Plans, SMFG’s executive compensation programme will have three components: base salary, cash bonus, and stock compensation.

2)	Eligibility

Directors (excluding outside directors), executive officers, corporate auditors (excluding outside corporate auditors), etc. designated by the SMFG Compensation Committee or by SMBC and residing and serving in Japan will be eligible for the Plans. Members of the SMFG Audit Committee and SMBC corporate auditors will not be eligible for Plan I and Plan II, and will only be eligible for Plan III.

We will continue to explore the possibilities of increasing eligible executives to include those of other SMFG companies and those domiciled outside Japan.

3)	Restricted Shares Allotted under the Plans

SMFG will issue new shares of its common stock for allotment under the Plans and enter into agreements with the Executives on the allotment of restricted shares (the “Allotment Agreement”). The Allotment Agreement will include provisions related to restrictions on the disposal of the allotted shares in any manner, including the transfer of ownership or granting of security interest. The Allotment Agreement will also prescribe that SMFG shall retrieve all or part of the allotted shares at nil cost in case SMFG Compensation Committee reaches certain decisions such as the non-achievement of financial targets.

The new issuance of SMFG shares to be allotted this Fiscal Year under the Plans has been determined today by the President and Group CEO of SMFG, as delegated by the SMFG Board of Directors. Please refer to the press release “Issuance of New Shares under the Stock Compensation Plans,” published today. SMFG and its group companies intend to continue the annual allotment of restricted shares under the Plans by new share issuance in future years.

4)	Performance Indices Assessed under Plan I (Medium-term Performance Share Plan)

Under Plan I (medium-term performance share plan), the SMFG Compensation Committee will review the progress of the Medium-term Management Plan for the 3 years starting from FY2017 and determine the final remuneration amount and the shares to be released from transfer restrictions. Performance indices to be reviewed are as follows:

Category		Performance Indices
Financial Targets	Capital Efficiency	ROE/RORA
	Cost Efficiency	Overhead ratio
	Financial Soundness	CET1 ratio
	Growth	Growth (rate/amount) of net profit
Shareholder Value		Total Shareholders Return
Dividend per share
Customer Value		The SMFG Compensation Committee will carry out qualitative assessment based on results of customer satisfaction surveys, etc.

Note :	Part of the above will be measured through relative comparisons with domestic and global peers to weather the impact of changes to the business environment.
:	The Compensation Committee will determine whether to exclude one-time special factors.

5)	Malus and Clawback

Restricted shares allotted to the Executives will be subject to malus (during the restricted period) and clawback (after release of transfer restriction). Malus and clawbacks are widely introduced by many financial institutions, particularly in Europe and the United States, to enable the taking back of deferred/paid compensation from subject executives, for example, upon actualised losses from past excessive risk-taking or upon materialised misconduct. SMFG and SMBC introduced the malus (forfeiture) of restricted stock and the claw-back of vested stock allocated to the Executives under the Plans in order to restrain excessive risk-taking and foster a prudent risk culture expected of a financial institution. Provisions on malus and clawbacks are included in the Allotment Agreement and they shall be exercised in the event of material amendments to the financial statements or material reputational damage caused by the Executives after thorough review at the Compensation Committee.

End

(Appendix)

SMFG Executive Compensation Policy

July 2017

SMFG hereby establishes the Executive Compensation Policy (the “Policy”) in order to provide guiding principles for its Compensation Committee to determine individual remuneration for its directors and executive officers (the “Executives”).

The Policy’s aim is that executive compensation pursuant to it shall provide the appropriate incentives for the Executives to pursue our Mission and our medium-/long-term vision of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region”.

Group companies of SMFG shall determine their executive compensations in accordance with this Policy.

1.	Core Principles

Our executive compensation shall be determined in accordance with the below core principles:

1)	SMFG’s executive compensation aims at providing appropriate incentives toward the realization of our mission and our vision.
2)

SMFG’s executive compensation shall reflect the changing business environment and the short-, medium- and long-term performance of the group, and shall account for the contribution to shareholder value and customer satisfaction.

3)	Individual remuneration shall reflect the assigned roles and responsibilities as well as the performance of the respective Executive.
4)	SMFG shall research and review market practices, including the use of third-party surveys, in order to provide its Executives with a competitive remuneration package.
5)	SMFG’s executive compensation shall discourage excessive risk-taking and foster a prudent risk culture expected of a financial institution.
6)	Both external and internal regulations/guidelines on executive compensation shall be observed and respected.
7)

SMFG shall establish appropriate governance and controls of the compensation process, and shall regularly review to update its executive compensation practices according to changing market practices and/or business environment.

2.	Compensation Programme
1)	SMFG’ executive compensation programme (the “Programme”) shall have three components: base salary, cash bonus, and stock compensation.
2)

In order to hold the Executives accountable and provide them with appropriate incentives for the performance of the group, the Programme targets the variable compensation component of total remuneration at 40%, if paid at standard levels. Corresponding with performance and the business environment, the variable component could range from 0% to 150% of the standard levels, which shall be determined by corporate titles of the Executives.

3)

In order to enhance shareholding of the Executives and align their interests with shareholders, the Programme targets its stock-based compensation components at 25% of total remuneration, if paid at standard levels.

4)	The above target levels shall be appropriately set in accordance with the roles, responsibilities, etc. of each Executive.
5)	Base salary shall be paid in cash and shall be, in principle, determined by the corporate titles of each Executive, reflecting the roles, responsibilities, etc.
6)

Annual incentives shall be determined based on the annual performance of the group, the group company and the business unit each Executive is accountable for, as well as on the performance of the respective Executive reviewed both from short-term and medium-/long-term perspectives. 70% of the determined amount shall be paid as a cash bonus and the remaining 30% shall be paid under Stock Compensation Plan II (annual performance share plan).

7)

Stock compensation plans consist of Stock Compensation Plan I (the “Plan I”), under which the remuneration of the Executives shall be determined based on SMFG’s medium-term performance, etc., Stock Compensation Plan II (the “Plan II”), determined based on SMFG’s annual performance, etc. and Stock Compensation Plan III (the “Plan III”), determined based on corporate titles, etc.

a.	Under the stock compensation plans, the Executives shall receive remuneration via shares of SMFG common stock. The transfer of such stock shall be restricted for appropriately defined periods.
b.	Remuneration under Plan I shall be determined based on SMFG’s performance against the Medium-term Management Plan, performance of SMFG shares, and the results of customer satisfaction surveys, etc.
c.

Remunerations under Plan II shall be determined based on the annual performance of SMFG, the group company, and the business unit each Executive is accountable for, as well as on the performance of each Executive reviewed both from a short-term and medium-/long-term perspectives. Remuneration paid by restricted shares, they shall effectively act as deferred compensation.

d.	Remuneration under Plan III shall be determined based on corporate titles, roles, and responsibilities, etc.
8)	In the event of material amendments to the financial statements or material reputational damages caused by the Executives, remunerations under the Plans could be reduced or fully forfeit.
9)

Notwithstanding the above, executive compensation for the Executives domiciled outside Japan shall be individually designed and determined not only in accordance with this Policy, but also with consideration to local regulations, guidelines, and other local market practices, whilst ensuring the compensation should not incentivize for excessive risk-taking.

3.	Governance and Control of the Compensation Processes
1)	SMFG, as a Company with a Nomination Committee, has established a Compensation Committee to resolve the following:
✓	The Policy, executive compensation programme and relevant regulations.
✓	Individual remunerations for SMFG’s directors and corporate executive officers.
2)	In addition to the above, SMFG Compensation Committee shall review and discuss the below:
✓	Executive compensation programmes/practices of group companies of SMFG.
✓	The individual remuneration for SMFG’s other executive officers.

4.	Amendments to and Abolition of the Policy

Amendments to and abolition of the Policy shall be resolved at the Compensation Committee.

End